UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

House of Taylor Jewelry, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44176R 10 6

(CUSIP Number)

Aaron A. Grunfeld, Esq.

Resch Polster Alpert & Berger LLP

10390 Santa Monica Blvd., 4th Floor

Los Angeles, California  90025

(310) 277-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20 , 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 44176R 10 6
1.	Names of Reporting Persons. Rachel & Raphael Abramov Family Trust I.R.S. Identification Nos. (entities only) 52-685145 1
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,020,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,020,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,020,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) Approximately 6%
14.	Type of Reporting Person IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $ 0 .. 0 001 par value per share (the Common Stock”) of House of Taylor Jewelry, Inc. , a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 9200 Sunset Boulevard, Suite 425, West Hollywood , C alifornia , 90069 .. Following the company’s acquisition of House of Taylor Jewelry, Inc, a California corporation (the “Subsidiary”), on May 20, 2005 (the “Merger”), the Company changed its name to House of Taylor Jewelry, Inc. and the Subsidiary changed its name to Global Jewelry Concepts, Inc. Following the Merger the Company has approximately 33,750,000 million shares of common stock outstanding.

Item 2. Identity and Background.

This Statement is filed on behalf of the Rachel & Raphael Abramov Family Trust ..

(a)

Name : Rachel & Raphael Abramov Family Trust

(b)

Address : 9200 Sunset Boulevard, Suite 425, West Hollywood, California, 90069 ..

(c)

Principal occupation: not applicable.

(d)

Criminal Proceeding : During the last five years, the Rachel & Raphael Abramov Family Trust has not been convicted in a criminal proceeding.

(e)

Civil proceedings : During the last five years, the Rachel & Raphael Abramov Family Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship : not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

On completion of the Merger, the Company issued to the Rachel & Raphael Abramov Family Trust 2,020,000 shares of its Common Stock in exchange for the Rachel & Raphael Abramov Family Trust’s 2,020,000 shares of Class A Common Stock of House of Taylor Jewelry, Inc., a California corporation ..

Item 4. Purpose of Transaction.

Personal investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned: 2,020,000 ( 6%).

(b)

the Rachel & Raphael Abramov Family Trust has sole voting and dispositive power over 2,020,000 shares ..

(c)

Transactions effected during the past sixty days: except for Item #3 above: none.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of  the Issuer.

None

Item 7. Material to Be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 26 , 2005

/s/ Rachel & Raphael Abramov Family Trust

By: Rachael Abranov, Trustee

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